NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

REPORT OF A FOREIN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of APRIL, 2004

ADRIAN RESOURCES LTD. (File #0-26296)

(Translation of registrant’s name into English)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive offices)

Attachments:

1.         News Release dated April 16, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ___X________

Form 40-F_________

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______________

No  X______

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: June 4, 2004

By: s/s “Dale McClanaghan”

Dale McClanaghan

Its:    President_____________

(title)

ADRIAN RESOURCES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9 Phone: 604-331-8772 Fax: 604-331-8773

April 16, 2004                                                                                     Trading Symbol: TSX – ADL
NEWS RELEASE

Adrian Resources Ltd. (“Adrian”) reports that R.S. Angus, Chet Idziszek, J.G. Stewart and Ed Thompson have resigned as directors and officers of Adrian to pursue other business opportunities. Messrs. Angus, Idziszek, Stewart and Thompson were directors of Adrian since 1993 and were instrumental in the development of Adrian’s Petaquilla Property in the Republic of Panama. On behalf of Adrian’s shareholders, Adrian’s Board of Directors would like to thank the outgoing directors for their years of service.

Adrian is pleased to report that Dale McClanaghan and Michael Levy have been appointed to fill some of the vacancies on the Board.

Mr. McClanaghan has extensive experience in both banking and development, with specific expertise in project finance and international trade finance. Within the real estate development sector, Mr. McClanaghan has developed a large number of innovative residential projects often in partnership with government.

Mr. Levy is a 36-year veteran of the precious metals and currency exchange business. Presently Senior Vice-President of CustomHouse Currency Exchange, Mr. Levy is also a financial analyst and commentator with CKNW/98 Radio and the Corus Radio Network and a co-host of Moneytalks with CKNW/98 Radio.

On behalf of the Board of Directors of ADRIAN RESOURCES LTD.

Signed: “Dale McClanaghan”

Dale McClanaghan, President